Name of Registrant: Perficient, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

June 3, 2020

Dear Fortress Biotech, Inc. Shareowner:

Vote AGAINST Re-election of Lindsay A. Rosenwald, J. Jay Lobell, Dov Klein and Malcolm Hoenlein

At the June 17, 2020 Fortress Biotech, Inc. Annual General Meeting CalPERS will be voting AGAINST Lindsay A. Rosenwald (Board Chair), J. Jay Lobell, Dov Klein and Malcolm Hoenlein (Nominating and Corporate Governance Committee members) who are standing for re-election at the company’s 2020 Annual General Meeting. As of record date April 20, 2020, CalPERS owned 94,800 shares of Fortress Biotech, Inc. common stock. As a long-term shareowner of the company, we believe these four board members have demonstrated a lack of responsiveness to multiple CalPERS shareowner engagement requests to address board composition related to diversity.

CalPERS Governance & Sustainability Principles Advocate for Board Diversity

Consistent with the CalPERS Governance & Sustainability Principles1 we believe the board should facilitate a process that ensures a thorough understanding of the diverse characteristics necessary to effectively oversee management's execution of a long-term business strategy. Specifically, board diversity should be thought of in terms of skill sets, gender, age, nationality, race, sexual orientation, gender identity, and historically under-represented groups. Consideration should go beyond the traditional notion of diversity to include a more broad range of experience, thoughts, perspectives, and competencies to help enable effective board leadership.

Growing Evidence Diversity is Good for Business Performance

The 2015 McKinsey & Co. study, “Why Diversity Matters,” shows that companies in the top quartile for gender diversity and racial and ethnic diversity are respectively 15% and 35% more likely to have financial returns above their respective national industry median, while those in the bottom quartile are less likely to do so.2 Another report from McKinsey titled “Delivering Through Diversity” shows that companies in the top-quartile for gender diversity on executive teams were 21% more likely to outperform on profitability and 27% more likely to have superior value creation than companies in the fourth quartile. For ethnic/cultural diversity, top-quartile companies were 33% more likely to outperform on profitability.3

1 California Public Employees’ Retirement System Governance & Sustainability Principles
https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf

2 McKinsey & Company, “Why Diversity Matters,” by Vivian Hunt, Dennis Layton, and Sara Prince, January 2015.  http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters

3 McKinsey & Company, “Delivering through Diversity” by Vivian Hunt, Sara Prince, Sundiatu Dixon-Fyle, Lareina Yee, January 2018. https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

Hold Directors Accountable for Not Engaging with Shareholders

CalPERS believes Board Chair Lindsay A. Rosenwald and Nominating and Corporate Governance Committee members, J. Jay Lobell, Dov Klein and Malcolm Hoenlein, participate in the consideration of director nominees. These four directors can play a major role in identifying and recruiting diverse qualified directors in the director selection process. These four board members should be held accountable for repeatedly ignoring our shareowner engagements on board diversity. Shareowner engagement can strengthen oversight of companies and can be beneficial for the company and its shareowners.

Governance Concerns at Fortress Biotech, Inc.

In addition to our request to vote AGAINST Lindsay A. Rosenwald, J. Jay Lobell, Dov Klein and Malcolm Hoenlein, we would like to highlight the following governance concerns at the company:
•
Non-responsiveness to CalPERS’ requests to engage the company regarding improving its board diversity. CalPERS’ multiple requests to engage the company starting in July 2017 and throughout 2018 and 2019 have been unanswered

•	Has combined Chair/CEO
•	Does not allow proxy access
•	Has plurality vote standard for uncontested director elections

Accountability Concerns at Fortress Biotech, Inc. – Vote AGAINST Re-election of Lindsay A. Rosenwald, J. Jay Lobell, Dov Klein and Malcolm Hoenlein

We believe Board Chair Lindsay A. Rosenwald and Nominating and Corporate Governance Committee members, J. Jay Lobell, Dov Klein and Malcolm Hoenlein, should be held accountable for demonstrating a lack of board responsiveness to shareowners’ concerns and engagement efforts on board diversity issues. Please vote AGAINST the re-election of these four board members.

Should you have any questions please feel free to contact Todd Mattley, CalPERS Associate Investment Manager, at Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,
Simiso Nzima
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

CalPERS Public Employees’ Retirement System Shareowner Alert